Exhibit 99.1

NORBORD INC.
Annual Information Form
January 31, 2019

Exhibit 99.1

TABLE OF CONTENTS

Page

CAUTION REGARDING FORWARD-LOOKING INFORMATION	3

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

DESCRIPTION OF THE BUSINESS	7

RISKS OF THE BUSINESS	11

CAPITAL STRUCTURE	11

DIVIDENDS	13

SHARE REPURCHASES	13

MARKET FOR SECURITIES	14

DIRECTORS AND SENIOR EXECUTIVE OFFICERS	15

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	18

MATERIAL CONTRACTS	17

TRANSFER AGENT AND REGISTRAR	17

AUDIT COMMITTEE	18

INTERESTS OF EXPERTS	19

ADDITIONAL INFORMATION	19

GLOSSARY	20

Appendix A – Audit Committee – Terms of Reference	21

Norbord Inc.	2018 Annual Information Form	Page 2

Exhibit 99.1

Unless otherwise noted, all information contained in this Annual Information Form (AIF) is as at December 31, 2018.
All dollar amounts in this AIF are in United States (US) dollars unless otherwise specified.
In this AIF, “Norbord” means Norbord Inc. and its consolidated subsidiaries and affiliates. “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise.
“Brookfield” means collectively Brookfield Asset Management Inc. and its consolidated subsidiaries and affiliates (other than Norbord), a related party by virtue of a significant equity interest in the Company.
FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Norbord Inc.	2018 Annual Information Form	Page 3

Exhibit 99.1

CORPORATE STRUCTURE
Norbord Inc. was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Company filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. The Company filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date. On July 15, 2015, the Company filed Articles amalgamating Norbord Inc. and Ainsworth Lumber Co. Ltd. (Ainsworth).
The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4. Norbord is an international producer of wood-based panels with approximately 2,700 employees and 17 plant locations in the United States, Canada and Europe. Norbord has assets of approximately $1.9 billion, net sales of more than $2.4 billion, and is the world’s largest producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.
As at January 31, 2019, Brookfield owned approximately 43% of the outstanding common shares of the Company.
The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned	Date of Incorporation
Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Europe Ltd.	United Kingdom	100%	4/12/2012
Norbord Georgia LLC	Delaware	100%	12/31/2008
Norbord Minnesota Inc.	Delaware	100%	12/20/2006
Norbord Mississippi LLC	Delaware	100%	12/31/2008
Norbord NV	Belgium	100%	5/28/2004
Norbord South Carolina Inc.	South Carolina	100%	5/22/1998
Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006
Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006
There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS
Changes in the Business 2016-2018
Inverness, Scotland
During the fourth quarter of 2018, the Company completed the new finishing line at its Inverness, Scotland mill. The Company had previously announced on January 28, 2016 a US $135 million investment to modernize and expand the mill, including moving the unused second press from its Grande Prairie, Alberta mill, and the new OSB line was started up in October 2017. The reinvested mill has a stated capacity of 720 million square feet (3/8-inch basis).
Grande Prairie, Alberta
During the fourth quarter of 2018, the Company completed a project at its Grande Prairie, Alberta mill to redeploy the wood handling, heat energy and drying equipment from the unfinished and unused second production line to debottleneck the existing first line. A total of $68 million was invested in the project. The reinvested mill now has a stated capacity of 830 million square feet (3/8-inch basis).

Norbord Inc.	2018 Annual Information Form	Page 4

Exhibit 99.1

100 Mile House, British Columbia
The Company recorded a non-cash impairment charge of $80 million (pre-tax) against the carrying value of the 100 Mile House, British Columbia mill’s fixed assets as at December 31, 2018, reflecting the reduction in the annual allowable cut starting in 2019 and the longer-term trend of high wood costs in the region. The Company previously announced that it had temporarily suspended production at the mill due to a wood shortage in the second quarter of 2018, which was the result of nearby wildfires during the third quarter of 2017. The mill continues to operate and the Company remains able to keep wood supplied to the mill.
Normal Course Issuer Bid
On November 1, 2018, the Company announced that it had received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, the Company may purchase up to 5,191,965 of its common shares, representing 10% of the Company's public float of 51,919,654 as of October 22, 2018 (a total of 86,848,396 common shares were issued and outstanding). During 2018, 3.8 million shares were purchased under the NCIB at a cost of $102 million.
In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. Subsequent to year-end, the Company repurchased an additional 1.4 million shares under the ASPP and the Company has now exhausted the current NCIB limit with a total of 5.2 million shares purchased for $140 million. No purchases were made under the previous NCIB which expired on November 2, 2018. Shareholders may obtain a copy of the notice filed with the TSX authorizing the NCIB without charge, by contacting the Company at (416) 365-0705 or info@norbord.com.
Chambord, Quebec
On October 28, 2016 the Company announced that it had reached an agreement with Louisiana-Pacific Corporation (LP) to swap ownership of its mill in Val-d’Or for LP’s mill in Chambord, Quebec. Production at both mills has been curtailed for a number of years. The non-monetary asset exchange transaction closed November 3, 2016.
On June 26, 2017, Norbord announced that the Quebec Minister of Forests, Wildlife and Parks had granted the Company a wood allocation for its curtailed Chambord, Quebec OSB mill that took effect April 1, 2018.
In August 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the indefinitely curtailed Chambord, Quebec mill for an eventual restart. The Company has not set a restart date, however, and will only do so when it is sufficiently clear that customers require more product. The Chambord mill's capacity was restated to 550 million square feet (3/8-inch basis) based on recent capital investment and improved efficiency.
Bank Line Amendments
In May 2018, the Company amended its committed revolving bank lines to extend the maturity date to May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.
Huguley, Alabama
In October 2017, production restarted at the Company's Huguley, Alabama mill which had been curtailed since 2009.
In-kind Distribution
On October 13, 2017, Brookfield completed an in-kind distribution (the Distribution) of an aggregate of 7.1 million common shares of Norbord to investors in certain of its funds. Upon completion of the Distribution, Brookfield owned and controlled approximately 40% of Norbord common shares.
Secondary Offering
On August 2, 2017, Brookfield and the Company entered into an agreement with a syndicate of underwriters to complete a bought deal secondary offering of Norbord’s common shares (the Offering). Under the Offering, the syndicate agreed to purchase 3.6 million common shares from Brookfield at a purchase price of C $42.35 per common share. On August 9, 2017, upon the completion of the Offering, Brookfield owned, directly and indirectly, approximately 49% of Norbord's common

Norbord Inc.	2018 Annual Information Form	Page 5

Exhibit 99.1

shares (subsequently reduced to 40% following the Distribution described above). Norbord did not receive any proceeds from the Offering.
Repayment of Debt Securities
On February 15, 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which were repaid in the second quarter of 2017.
High Level, Alberta Fire
On May 4, 2016, a fire started in the woodyard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The mill has an annual production capacity of 860 million square feet (3/8-inch basis) and has been ramping up toward full production since resuming operations in late 2013. The fire destroyed a portion of the mill’s log inventory. The mill returned to production approximately three weeks later. The claim was closed in 2017 and the Company recognized an insurance recovery of $18 million for the reimbursement of the lost log inventory, costs of fighting the fire, site restoration and business interruption.
NYSE Listing
On February 16, 2016, the Company announced that its shares had been authorized for listing on the New York Stock Exchange (NYSE). The shares began trading on the NYSE on February 19, 2016 under the symbol “OSB”. Concurrent with the NYSE listing, the Company changed its ticker symbol on the TSX to “OSB”.

Norbord Inc.	2018 Annual Information Form	Page 6

Exhibit 99.1

DESCRIPTION OF THE BUSINESS
Principal Products and Markets
Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.
Products are primarily sold to major retail chains, contractor supply yards and industrial users. Some mill products are sold to industrial customers for further processing or as components for other products. Norbord OSB products are sold in North America under the following brand names: Durastrand pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor pointSIX® and TruFlor® (commodity flooring), Rimboard, SteadiTred® (industrial), QuakeZone®, Tallwall®, Trubord™ and Windstorm™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), Trubord™ (roof sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings), and StableDeck® (utility trailer floors). In Europe, Norbord products are sold under the trademarks SterlingOSB® (OSB), Caberwood MDF® (MDF), Conti® and Caberboard® (particleboard).
The Company operates in North America and Europe. Sales revenues by geographic segment are determined based on the origin of shipment. In 2018, 79% of Norbord’s sales originated from North America (2017 – 80%) and 21% from Europe (2017 – 20%).
North America is the principal market destination for Norbord’s products. In 2018 and 2017, Norbord’s panel shipments by volume originated as follows:

	2018	2017
North America	78%	76%
Europe	22%	24%
Total	100%	100%

OSB is used principally for sheathing, flooring and roofing in home construction. According to the APA – The Engineered Wood Association, OSB production represented approximately 68% of total 2018 North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods; however, OSB use is growing rapidly in Europe. Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling.

Norbord Inc.	2018 Annual Information Form	Page 7

Exhibit 99.1

Principal Operating Interests
Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2018
OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota(1)	550
Chambord, Quebec(1,2)	550
Cordele, Georgia(1)	1,040
Genk, Belgium	450
Grande Prairie, Alberta(1)	830
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama	500
Inverness, Scotland	720
Jefferson, Texas(1)	500
Joanna, South Carolina	650
La Sarre, Quebec(1)	500
Nacogdoches, Texas(1)	420
	8,970	(1)
Particleboard
Cowie, Scotland	405
South Molton, England	160
	565
MDF
Cowie, Scotland	380
	380

Total Panels	9,915

(1)	Norbord's total OSB capacity increased by 560 MMsf -3/8" effective December 31, 2018 based on recent capital investments and improved efficiency.

(2)
In November 2016, Norbord exchanged ownership of its Val-d’Or OSB mill for Louisiana-Pacific Corporation’s curtailed Chambord OSB mill (the Asset Exchange). Production at Chambord has been curtailed since the third quarter of 2008.

In the US, Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills. Norbord employs continuous press technology at its South Carolina and Alabama OSB mills in the US. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics. Most of the US mills’ production is sold in the domestic US market. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized.
In Canada, Norbord also employs multi-opening press technology at its British Columbia OSB mill, one of the two Alberta (Grande Prairie) OSB mills, the Ontario OSB mill and the two Quebec OSB mills.

Norbord employs continuous press technology at its other Alberta (High Level) OSB mill. A significant portion of the production of the Canadian mills is shipped to the US and offshore export markets (Western mills). The wood fibre requirements for these mills are obtained primarily from Crown land under long-term forest management agreements with the provincial governments and also from other outside sources, with prices based on regional market dynamics. The two Alberta mills are non-unionized and the other Canadian mills are unionized.

Norbord Inc.	2018 Annual Information Form	Page 8

Exhibit 99.1

Norbord’s mill in Cowie, Scotland is a large operation with a continuous press MDF production line and a continuous press particleboard line. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs continuous press line technology. All of Norbord’s UK mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are all unionized.
The Genk, Belgium OSB mill employs continuous press technology. The Genk mill purchases its wood fibre requirements on the open market from a combination of public and private sources in the region. The mill is unionized.
All employees in the North American and European operating mills, with the exception of 100 Mile House, British Columbia and Barwick, Ontario, participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally across all employees at that mill.
Manufacturing Inputs
Wood fibre, resin, wax and energy are the principal raw material inputs used in the production of Norbord’s panelboard products.
Wood Fibre
Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources.
Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.
Resin and Wax
Resin and wax is sourced through tolling arrangements with outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.
Energy
Norbord’s manufacturing processes generate residual wood material that cannot be used in the final product. This biomass material can be used as a renewable energy source to produce heat. Of the 34 MMBTU (Million British Thermal Units) in total energy requirements, approximately 75% or 26 million MMBTU of Norbord’s total manufacturing energy needs are met with renewable biomass fuel. Norbord also procures electricity and natural gas for its manufacturing and air emissions control processes.
In 2018, Norbord consumed 6 million MMBTU of non-renewable fossil fuels, the majority of which was used to operate air emissions control equipment, power mobile equipment and provide residual process heat. Approximately 30% of natural gas consumption was used to provide process heat at Norbord’s Cowie, Scotland operations and generate 104 GigaWatt hours (GWh) of electricity. Another 22% of natural gas consumption was used to operate regulatory required air emissions control equipment. An additional 937 GWh of electricity is procured directly from local grids. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets.
Seasonality and Cyclicality of Business
Quarterly financial results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the Northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

Norbord Inc.	2018 Annual Information Form	Page 9

Exhibit 99.1

Competitive Conditions
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Factors including production costs, freight charges and market dynamics between producing and consuming regions have an impact on the competitive position of all potential structural panel suppliers in a given market. OSB’s significant cost advantage over plywood continues to support long-term OSB market growth. Norbord’s principal market destination is the US where it competes with North American and, in some instances, foreign producers. Most of Norbord’s European products are sold in the UK, Germany and the BeNeLux region where it competes primarily with other European producers.
Research and Development
Norbord carries out research and applied technology programs, identifying new techniques to improve production and product quality, develop new products and minimize the environmental impact of its operations. The Company operates a central laboratory facility in St. Laurent, Quebec. In addition, the Company performs contract work at a number of industry-wide organizations including FPInnovations and the Alberta Innovates Technology Futures aimed at reducing production costs and developing new products.
Environment, Health and Safety
Norbord’s Environment, Health and Safety Policies are available on Norbord’s website at www.norbord.com.
Norbord measures its performance against environment, health and safety targets in three areas: 1) injury frequency and severity; 2) environmental compliance; and 3) environment, health and safety management systems. Norbord conducts audits on its operations on a regular schedule to ensure continuing high standards of performance.
Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation.
Approximately 75% of Norbord's manufacturing energy needs are met by renewable biomass fuel which makes Norbord's manufacturing processes a relatively small source of greenhouse gases (GHG). Norbord operations emit approximately 285 kilotonnes of Scope 1 GHG annually from energy consumption.
In the fall of 2016, the Paris Agreement (Agreement) resulting from the United Nations Framework Convention on Climate Change entered into force. At present, Canada, the European Union and the United Kingdom have all ratified the agreement. The Canadian federal government and three of the four provinces in which Norbord operates have enacted regulations to meet GHG reduction obligations through carbon taxes or cap-and-trade initiatives. In 2018, the province of Ontario withdrew from the GHG cap and trade agreements and rolled back GHG initiatives. The Canadian National carbon tax GHG program is expected to come into force in Ontario in April 2019. None of these programs will have a significant direct financial impact on Norbord’s operations. The United States has withdrawn from the Agreement. There are currently no GHG regulatory initiatives that are expected to negatively impact Norbord’s US operations.
All of Norbord’s UK operations entered into the Kyoto climate change energy efficiency agreements in 2001, which has to-date resulted in more than £56 million in tax and energy efficiency cost savings. A cap-and-trade carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled the European mills to comply with energy efficiency targets and have resulted in a surplus of carbon credits and renewable heat incentives (RHI) across Norbord’s European business. Since 2005 surplus credits traded on environmental exchanges and RHI payments have resulted in approximately £7 million in additional income. Norbord has sufficient credits to meet 2018 compliance commitments, which will be settled in March 2019.
Norbord holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative® (SFI®) program, and chain-of-custody certificates from the SFI® program and the Forest Stewardship Council® forest certification program and the Programme for the Endorsement of Forest Certification (PEFC).

Norbord Inc.	2018 Annual Information Form	Page 10

Exhibit 99.1

Human Resources
Norbord’s corporate head office is in Toronto, Canada. Norbord employs approximately 2,700 people at its operations in the US, Canada and Europe. Approximately 35% of these employees are represented by labour unions. All of Norbord’s UK and Belgian union contracts are evergreen. Norbord’s North American union contracts expire as follows:

Union	Mill Covered	Contract Expiry Date
Unifor	La Sarre, QC	June 30, 2021
Unifor	Barwick, ON	July 31, 2022
Pulp, Paper and Woodworkers of Canada (PPWC)	100 Mile House, BC	June 30, 2023
Unifor	Chambord, QC(1)	June 1, 2026

(1)	Mill indefinitely curtailed.
RISKS OF THE BUSINESS
Discussion of risk factors relating to the Company and its operations is included under the heading Risks and Uncertainties in Norbord's 2018 annual Management's Discussion and Analysis dated January 31, 2019, which is incorporated herein by reference and available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

CAPITAL STRUCTURE
Description of Share Capital
The authorized share capital of the Company consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of common shares. As at February 1, 2019, there were 81.7 million common shares outstanding. No other shares are outstanding.
The following is a summary of the principal attributes of the common shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord. For a complete description of the terms of Norbord’s share capital, refer to Norbord’s Restated Articles of Incorporation filed on SEDAR at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov.
Common Shares
The holders of common shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of any Class A Preferred Shares and Class B Preferred Shares, the holders of common shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of the Company, subject to the attributes of each series of Non-Voting Participating Shares.
Class A Preferred Shares
The Class A Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares are entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of Norbord.

Class B Preferred Shares
The Class B Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the common shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company.
Non-Voting Participating Shares
The Non-Voting Participating Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any

Norbord Inc.	2018 Annual Information Form	Page 11

Exhibit 99.1

distribution of assets of the Company. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of common shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of any Class A Preferred Shares and Class B Preferred Shares, to participate ratably with the holders of common shares in any distribution of the assets of the Company.
Description of Debt Securities
In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on its accounts receivable securitization program which were repaid in the second quarter of 2017.
At February 1, 2019, Norbord had issued and outstanding senior debt securities as follows:

•	$240 million of 5.375% senior secured notes due December 1, 2020; and

•	$315 million of 6.25% senior secured notes due April 15, 2023.
Credit Ratings
Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).
As at January 31, 2019, the Company’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB+	Ba1
Issuer	BB	BB	Ba1
Outlook	Positive(1)	Positive(2)	Stable
(1)    Outlook upgraded from Stable in May 2018.
(2)     Outlook upgraded from Stable in September 2018.
Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.
DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB is the fifth highest of ten major categories, and debt securities rated BB are defined to be speculative and non-investment grade. Rating categories AA through C are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.
S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BB rating is the fifth highest of ten major categories, and debt securities rated BB or lower are regarded as having significant speculative characteristics. Debt securities rated BB are less vulnerable to non-payment than other speculative issues; however, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories, and debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Norbord Inc.	2018 Annual Information Form	Page 12

Exhibit 99.1

DIVIDENDS
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

(in C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017	0.60
Q1 2018 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities.  The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the continuing expectation that free cash flow would be sufficient to fund current growth and other capital investment commitments for the foreseeable future. In the third quarter of 2018, a dividend of C $4.50 was paid as a result of the exceptionally strong free cash flow generated in the second quarter. The dividend level returned to C $0.60 in the fourth quarter of 2018.
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.
The Company has a Dividend Reinvestment Plan (DRIP) whereby shareholders resident in Canada or the US can elect to receive their dividends in common shares.
The table below summarizes the total dividends on common shares declared by the Board, the amounts paid out in cash and the amounts distributed as shares under the DRIP for the preceding three financial years.

($ millions)	2018	2017	2016
Cash distribution	$412	$101	$26
Share distribution(1)	5	—	—
Total dividends on common shares	$417	$101	$26

(1)	Common shares distributed in the DRIP represented less than $1 million in 2017 and 2016.

SHARE REPURCHASES

In the fourth quarter of 2018, the Company repurchased 3.8 million common shares under its NCIB, returning $102 million cash to shareholders. Subsequent to December 31, 2018, the Company repurchased an additional 1.4 million common shares under its NCIB, returning a further $38 million in cash to shareholders.

Norbord Inc.	2018 Annual Information Form	Page 13

Exhibit 99.1

MARKET FOR SECURITIES
Common Shares
The Company’s common shares trade on the TSX and the NYSE under the symbol OSB.
TSX Trading Data
In 2018, the Company’s common shares traded on the TSX in a range between C $31.87 and C $58.92 per share, ending the year at C $36.30 per share.

C $	Common Shares
Month	High	Low	Close	Volume
January	$48.56	$41.91	$46.98	6,031,703
February	48.17	43.05	43.33	7,085,669
March	48.94	41.62	46.71	9,501,942
April	54.59	45.78	53.02	5,938,040
May	55.54	48.50	54.07	6,305,901
June	58.92	52.15	54.06	5,475,321
July	55.99	45.99	46.80	6,260,903
August	57.29	46.33	49.66	8,495,966
September	54.79	42.72	42.80	7,695,187
October	44.14	31.87	33.57	11,440,088
November	38.77	33.71	37.13	9,946,285
December	$ 38.29	$ 32.40	$ 36.30	6,832,592
NYSE Trading Data
In 2018, the Company’s common shares traded on the NYSE in a range between US $24.18 and US $45.45 per share, ending the year at US $26.59 per share.

US $	Common Shares
Month	High	Low	Close	Volume
January	$39.33	$33.54	$38.12	3,512,012
February	39.00	33.59	33.77	2,155,500
March	37.74	32.30	36.33	2,596,108
April	42.97	35.37	41.34	2,588,066
May	43.13	37.70	41.82	2,334,007
June	45.45	39.20	41.12	1,982,710
July	42.50	35.35	35.91	2,004,040
August	44.15	35.64	38.12	4,365,105
September	42.23	33.05	33.17	3,996,848
October	34.49	24.29	25.43	5,804,489
November	29.58	26.05	27.97	4,799,772
December	29.03	24.18	26.59	3,284,544

Norbord Inc.	2018 Annual Information Form	Page 14

Exhibit 99.1

DIRECTORS AND SENIOR EXECUTIVE OFFICERS
Directors
The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Location of Residence	Position and Office Held	Principal Occupation	Director Since
JACK L. COCKWELL (1)(2) Toronto, Ontario, Canada	Director	Director, Brookfield Asset Management Inc.	1987
PIERRE DUPUIS (1)(2)(3)(4) St. Lambert, Quebec, Canada	Director	Corporate Director	1995
PAUL E. GAGNÉ(1)(2)(4) Senneville, Quebec, Canada	Director	Corporate Director	2015
J. PETER GORDON(1)(2)(3) Toronto, Ontario, Canada	Director and Chair	Managing Partner, Brookfield Asset Management Inc.	2015
PAUL A. HOUSTON(1)(2)(3) Ashburn, Ontario, Canada	Director	Corporate Director	2015
DENISE M. NEMCHEV(1)(2)(4) Warwick, Rhode Island, USA	Director	President and Chief Executive Officer of tvONE Broadcast Sales Inc.	2018
DENIS A. TURCOTTE (1)(2) Toronto, Ontario, Canada	Director	Managing Partner, Brookfield Capital Partners	2012
PETER C. WIJNBERGEN Toronto, Ontario, Canada	Director and President & CEO	President and Chief Executive Officer, Norbord Inc.	2014

(1)	Member of the Environmental, Health & Safety Committee. Mr. Turcotte is Chair of the Committee.

(2)	Member of the Human Resources Committee. Mr. Cockwell is Chair of the Committee.

(3)	Member of the Corporate Governance and Nominating Committee. Mr. Houston is Chair of the Committee.

(4)	Member of the Audit Committee. Mr. Dupuis is Chair of the Committee.
All of the Directors have held their principal occupations shown in the above table for the past five years, except for Messrs. Cockwell, Turcotte and Ms. Nemchev.
Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016.
Ms. Nemchev was President, Audio/Video Controls Segment of Nortek Inc., an air management and connectivity and control company in 2014 and from 2013 to 2014 was Vice President, Business Transformation. From 2010 to 2013, Ms. Nemchev was Vice President, Product and Strategic Marketing of Stanley Black and Decker.
Mr. Turcotte was President and Chief Executive Officer, North Channel Management and North Channel Capital Partners from April 2008 to September 2017.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served
JACK L. COCKWELL	2004 to April 2009
PAUL E. GAGNÉ	2004 to February 2011
J. PETER GORDON	2007 to February 2011
In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the U.S. Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Norbord Inc.	2018 Annual Information Form	Page 15

Exhibit 99.1

Code of Business Conduct
Norbord has a Code of Business Conduct (Code) that sets out the expected conduct of the Company’s Directors, officers and employees, and those of its subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements, including conflicts of interest. The Board reviews the Code every year, most recently on October 31, 2018. The Code is available on the Company’s website at www.norbord.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Senior Executive Officers
The senior executive officers of the Company are shown in the following table:

Name and Location of Residence	Current Office and Principal Occupation	Year Appointed
J. PETER GORDON Toronto, Ontario, Canada	Director and Chair Managing Partner, Brookfield Asset Management Inc.	2015
PETER C. WIJNBERGEN Toronto, Ontario, Canada	President and Chief Executive Officer	2014
ROBIN E. LAMPARD Toronto, Ontario, Canada	Senior Vice President and Chief Financial Officer	2008
NIGEL A. BANKS Toronto, Ontario, Canada	Senior Vice President, Corporate Services	2010
KEVIN J. BURKE Greenville, South Carolina, USA	Senior Vice President, North American Operations	2018
ALAN G. MCMEEKIN Milngavie, Scotland, UK	Senior Vice President, Europe	2018
MARK DUBOIS-PHILLIPS Vancouver, British Columbia, Canada	Senior Vice President, Sales, Marketing and Logistics	2018
For those senior executive officers of the Company appointed to their principal occupations within the past five years, their prior occupations during this period were as follows:
Mr. Burke was Vice President, Operations, South from 2012 to 2018.
Mr. McMeekin was Vice President, Finance and Operations Europe from 2010 to 2018.
Mr. Dubois-Phillips joined Norbord in January 2018 as Vice President, Corporate Development. In December 2018, Mr. Dubois-Phillips was promoted to Senior Vice President, Sales, Marketing and Logistics. Prior to his employment with Norbord, he led Hedgehog Technologies International, a company focused on the development of renewable energy projects, and held senior roles at BC Hydro prior thereto.
As at February 1, 2019, the Directors and senior executive officers of the Company as a group directly own or exercise control or direction over 0.2 million common shares of the Company (representing less than 1%), and none of the voting securities of any of the Company’s subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as set out below or as otherwise set out in this AIF, no Director or officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord common shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or during the current financial year that has materially affected or will materially affect Norbord. The following transactions have occurred between the Company and Brookfield during the normal course of business:

Secondary Offering
On August 2, 2017, Brookfield and the Company entered into an agreement with a syndicate of underwriters to complete a bought deal secondary offering of Norbord’s common shares (the Offering). Under the Offering, the syndicate agreed to purchase 3.6 million common shares from Brookfield at a purchase price of C $42.35 per Common Share. On August 9, 2017, upon the completion of the Offering, Brookfield owned, directly and indirectly, approximately 49% of Norbord's common

Norbord Inc.	2018 Annual Information Form	Page 16

Exhibit 99.1

shares (subsequently reduced to 40% following the Distribution described below). Norbord did not receive any proceeds from the Offering.

In-kind Distribution
On October 13, 2017, Brookfield completed an in-kind distribution (the Distribution) of an aggregate of 7.1 million common shares of Norbord to investors in certain of its funds. Upon completion of the Distribution, Brookfield owned and controlled approximately 40% of Norbord's common shares.

MATERIAL CONTRACTS
Norbord has entered into the following material contracts, other than in the ordinary course of business:

1.	Trust Indenture dated November 26, 2013 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 5.375% Senior Secured Notes due December 1, 2020.

2.	Trust Indenture dated April 16, 2015 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 6.25% Senior Secured Notes due April 15, 2023.

TRANSFER AGENT AND REGISTRAR
The principal transfer agent and registrar for the common shares is AST Trust Company (Canada), P.O. Box 4202, Station A, Toronto, Ontario, M5V 2V6, Telephone: 1-800-387-0825, e-mail: inquiries@astfinancial.com. The co-transfer agent and registrar is American Stock Transfer & Trust Company, LLC, 6201, 15th Avenue, Brooklyn, NY 11219, Telephone: 1-800-937-5449, e-mail: info@amstock.com.

Norbord Inc.	2018 Annual Information Form	Page 17

Exhibit 99.1

AUDIT COMMITTEE
The Audit Committee is appointed by the Board and, among other things: assists the Board in its oversight of the integrity of the financial and related information of the Company through the review of the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The full terms of reference of the Audit Committee are included in this AIF as Appendix A.
The Audit Committee includes the following Directors, each of whom has been determined by the Board of Directors to be “independent” and “financially literate”, as such terms have been defined in National Instrument 52-110. The Board has selected each of the following individuals based upon their education and experience, as same is relevant to his or her responsibilities as a member of the audit committee:
Pierre Dupuis (Chair)
Paul E. Gagné
Paul A. Houston
Denise M. Nemchev
Mr. Dupuis is a Corporate Director. From 1999 to 2005, Mr. Dupuis was Vice President and Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company.
Mr. Gagné, a retired executive, has extensive experience in the natural resource sector and is a CPA, CA.
Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth as Lead Director from 2009 to March 2015. Mr. Houston has been Lead Director of the Company since May 2015. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.
Ms. Nemchev is President and Chief Executive Officer of tvONE Broadcast Sales Inc., a manufacturer and engineering company of professional audio and video equipment. Ms. Nemchev was President, Audio/Video Controls Segment of Nortek Inc., an air management and connectivity and control company in 2014 and from 2013 to 2014 was Vice President, Business Transformation. From 2010 to 2013, Ms. Nemchev was Vice President, Product and Strategic Marketing of Stanley Black and Decker.
As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditors’ independence.

Audit Fees
For the year 2018, Norbord paid a total of $1.2 million (2017 – $1.6 million) to the Company’s auditors for all services. The following provides details on these billings:

Service (US $ millions)	2018	2017
Audit	$1.0	$1.3
Audit-related Fees	0.1	0.1
Tax	0.2	0.2
Other	—	—
Total	$1.2	$1.6

Norbord Inc.	2018 Annual Information Form	Page 18

Exhibit 99.1

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings.
Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.
Tax services include tax advisory and compliance services.
Norbord did not engage the Company’s auditors to perform other non-audit services.
Norbord did not rely on the deminimus exemption provided by paragraph (c)(y)(i) of Rule 2-01 of the US Securities and Exchange Commission Regulation S-X in 2017 or 2016.
INTERESTS OF EXPERTS
The Company’s auditors are KPMG LLP, an independent public accounting firm of Toronto, Canada. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the US Securities and Exchange Commission.
ADDITIONAL INFORMATION
The Management Proxy Circular dated March 4, 2019 will contain additional information concerning the Company including Directors’ and officers’ remuneration and indebtedness, principal holders of common shares and its stock option and share purchase plans. Additional financial information about the Company is included in Norbord’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2018.
These documents and additional information about the Company and its operations can be found on Norbord’s website at www.norbord.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Norbord Inc.	2018 Annual Information Form	Page 19

Exhibit 99.1

GLOSSARY
m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).
MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.
Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.
OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.
Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.
Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.
Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Norbord Inc.	2018 Annual Information Form	Page 20

Exhibit 99.1

APPENDIX A – AUDIT COMMITTEE – TERMS OF REFERENCE
Role of Audit Committee
The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Company including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Company. Management is responsible for the preparation, presentation and integrity of the financial statements and for establishing and maintaining the above noted controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.
Authority and Responsibilities
In carrying out its role, the Audit Committee has the following authority and responsibilities:

1.	Financial information and reporting -

(a)	to review and discuss with management and the external auditor, as appropriate:

(i)	the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii)	other releases containing information taken from the Company’s financial statements prior to their release; and

(b)	to recommend to the Board for approval the quarterly and annual financial filings;

(c)	to review the Company’s financial reporting and accounting policies and any proposed material changes to them or their application; and

(d)
to meet privately with the person responsible for the Company’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern.

2.	Internal controls - to review, with the Chief Financial Officer (CFO), the external auditor and others, as appropriate, the Company's system of internal controls.

3.	External audit -

(a)
to recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Company;

(b)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(c)	to pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services;

(d)
to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality control procedures, any material issues raised by the auditor’s internal quality control reviews and the steps taken to resolve those issues;

(e)	to review at least annually the relationships between the Company and the external auditor in order to establish the independence of the external auditor;

(f)	to oversee the work of the external auditor, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(g)	to communicate directly with the internal and external auditors;

(h)	to meet privately with the external auditors as frequently as the Committee feels appropriate to fulfill its responsibilities; and

(i)	to review and evaluate the lead partner of the auditor.

4.	Risk management - to review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

5.	Compliance -

(a)
to review the Company’s financial reporting procedures and policies relating to compliance with legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)
to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Norbord Inc.	2018 Annual Information Form	Page 21

Exhibit 99.1

Composition and Procedures

1.
Size - The Audit Committee will consist of a minimum of three Directors. The members of the Committee and the Chair are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

2.
Qualifications - All members of the Committee must be independent within the meaning of sections 1.4 and 1.5 of National Instrument 52-110. All members of the Committee must be financially literate, i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Company.

3.
Meetings - The Committee will meet as frequently as it determines is appropriate to fulfill its responsibilities, which will not be less than four times a year and a portion of each meeting will be held without the presence of management. Quorum for meetings will be a majority of the members of the Committee. Notice of meetings of the Committee shall be given not less than 48 hours before the time when the meeting is to be held. The Committee may invite any member of management, employee or other person to attend any of its meetings.

4.
Review of Financial Statements - The Committee will review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO and will approve such documents prior to their filing. The external auditor will be present at these meetings.

5.
Review of CEO and CFO Certification Process - In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

6.
Review of Earnings and Other Releases - The Committee will review with the CFO any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. The Committee will satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures

7.
Approval of Audit and Non-Audit Services - In addition to recommending to the Board the external auditor to examine the Company’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity and independence of the external auditor.

8.
Hiring Guidelines for Independent Auditor Employees - The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its Audit Report of the Company’s financial statements in order to ensure the objectivity and independence of the external auditor.

9.
Audit Partner Rotation - The Committee will ensure that the lead audit partner assigned by the external auditor to the Company, as well as the independent review partner charged with reviewing the financial statements of the Company, are changed at least every five years.

10.
Process for Handling Complaints about Accounting Matters - The Committee has established the following procedure for the receipt and treatment of any complaint received by the Company regarding accounting, internal accounting controls or auditing matters:

(a)	The Company will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)	Copies of complaints received will be sent to the members of the Committee;

(c)
All complaints will be investigated by the Company’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

Norbord Inc.	2018 Annual Information Form	Page 22

Exhibit 99.1

(d)
The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Company’s Code of Business Conduct prohibits any Director, officer or employee of the Company from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.
Evaluation - The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

12.	Management - The Committee shall meet privately with members of management as frequently as the Committee feels appropriate to fulfill its responsibilities.

13.
Access to Independent Advisors - The Committee may at any time retain outside advisors and, may request continuing education and/or on-site visits at the expense of the Company, subject to the approval of the Chair of the Board.

14.	Other Matters - The Committee will conduct reviews and, where appropriate, recommend action by the Board, on matters within its responsibilities and, on:

(a)	The AIF to be filed by the Company;

(b)	Regular reports on outstanding litigation that could have a material effect on the Company;

(c)	An annual certificate of the CEO attesting that all employees of the Company have received and agreed to be bound by the Company’s Code of Business Conduct and as to compliance with the Code;

(d)	An annual report on officers’ expenses;

(e)	An annual report on consulting and legal fees paid by the Company;

(f)	An annual report on the Company's insurance coverage and costs; and

(g)	Periodic review of significant taxation matters.

Norbord Inc.	2018 Annual Information Form	Page 23